

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2012

<u>Via E-mail</u>
Mr. James Sikora
President and Director
Tao Minerals Ltd.
Oficina 301
Edeficio El Crusero, Carrera 48, 12 Sur
148 Medellin Colombia

      Re: **Tao Minerals Ltd.**
              Form 10-K for the Fiscal Year Ended January 31, 2011
              Filed June 27, 2011
              File No. 000-51922

Dear Mr. Sikora:

We issued comments on the above captioned filing on January 19, 2012**.** On June 13, 2012, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact George K. Schuler at (202) 551-3718 or myself at (202)-551-3790 if you have any questions.

              Sincerely,

              /s/ John Reynolds

              John Reynolds
              Assistant Director